Exhibit 18

November 12, 2013

Board of Directors Dynacast International Inc. 14045 Ballantyne Corporate Place Charlotte, North Carolina 28277	Grant Thornton LLP 201 S College Street, Suite 2500 Charlotte, NC 28244-0100 T 704.632.3500 F 704.334.7701 www.GrantThornton.com

Dear Directors:

We are providing this letter solely for inclusion as an exhibit to Dynacast International Inc.’s (the Company) Form 10-Q filing pursuant to Item 601 of Regulation S-K.

As stated in Note 3 to the unaudited condensed consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, the Company changed its accounting for the cost of inventories held in the United States from the last-in, first-out inventory method to the weighted average cost method. Note 3 also states management’s belief that the newly adopted accounting principle is preferable in that it:

•	Conforms all of the Company’s inventories to a single costing method across the Company’s operating and reporting segments for both financial reporting and income tax purposes;

•	Provides a more meaningful presentation of financial position and better reflects the current value of inventories on the Company’s consolidated balance sheet;

•	Simplifies the valuation of inventories and cost of goods sold and reduces the risk of inaccuracy associated with the manual LIFO calculations at year-end; and

•	Conforms to the methodology widely utilized and recognized in the industry, thus allowing for better comparisons among the Company’s competitors.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method, and in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd

Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.

We have not audited the application of the aforementioned accounting change to the financial statements included in Part I of the Company’s Form 10-Q. We also have not audited any consolidated financial statements of the Company as of any date or for any prior period. Accordingly, we do not express an opinion on whether the accounting for the change in accounting principle has been properly applied, or whether the aforementioned financial statements are fairly presented in conformity with accounting principles generally accepted in the United States of America.

Very truly yours,

/s/ GRANT THORNTON LLP

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd